FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For July 31, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated July 31, 2007

2.

Material Change Report dated July 31, 2007 (re: July 31/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  July 31, 2007

By:

“Tony M. Ricci”

 (Name)

Its:

Chief Financial Officer

(Title)

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Trading Symbols: TSE: PTQ OTC: PTQMF FWB:: P7Z

NEWS RELEASE

Petaquilla Copper Ltd. Closes Private Placement Financing

Vancouver, BC – July 31, 2007:  Petaquilla Minerals Ltd. (“the “Company”), as the largest single shareholder of Petaquilla Copper Ltd. (“Copper”), is pleased to announce that Copper has closed the fifth and final tranche of its non-brokered private placement (the “Private Placement”), issuing a total of 7,204,800 Units at a price of $2.00 per Unit and raising gross proceeds of $14,409,600.

Each Unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of five years from closing, subject to certain accelerated expiry provisions.

The closing date of the fifth and final tranche was July 27, 2007, and all securities issued under the Private Placement are subject to a four-month and a day resale restriction that remains in effect until November 28, 2007.  In connection with the fifth and final tranche, Copper has paid cash commissions and advisory fees of 5% on certain of the proceeds, equal to $491,040.  Copper has also issued 158,640 compensation warrants. Each compensation warrant will be exercisable into a common share at the price of $3.50 per share for a period of five years from closing.

On May 18, 2007, and June 4, 2007, Copper announced the closing of the third and fourth tranches, respectively, of the Private Placement and had stated that cash commissions and compensation warrants had been issued with respect to these tranches.  The corrected amounts for the commission paid are as follows: in connection with the third tranche, Copper paid cash commissions totaling $955,000 and issued 477,500 compensation warrants; in connection with the fourth tranche, Copper paid cash commissions totaling $1,061,120 and issued 530,560 compensation warrants.

In total, Copper has now raised $75,423,318 from the Private Placement of 37,711,659 Units.

The proceeds of the Private Placement will be used for working capital and to advance the Petaquilla Copper Project in Panama.

The Company presently holds 22,189,434 million shares in the capital of Copper.

About Petaquilla Minerals and Petaquilla Copper – Petaquilla Minerals Ltd. (“PTQ”) is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”) pursuant to which PTQ transferred to Copper an indirect 52% equity interest in Minera Petaquilla S.A.  The Plan of Arrangement became effective on October 18, 2006.  Copper is in the process of applying for a listing on a major Canadian Stock Exchange.

Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in the third quarter of 2007.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

July 31, 2007

Item 3.

News Release

The Company’s news release dated July 31, 2007, was disseminated by Marketwire, Incorporated on July 31, 2007.

Item 4.

Summary of Material Change

The Company, as the largest single shareholder of Petaquilla Copper Ltd. (“Copper”), announced that Copper had closed the fifth and final tranche of its non-brokered private placement on July 27, 2007, issuing a total of 7,204,800 Units at a price of $2.00 per Unit and raising gross proceeds of $14,409,600.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated July 31, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Copper Ltd. Closes Private Placement Financing

Vancouver, BC – July 31, 2007:  Petaquilla Minerals Ltd. (“the “Company”), as the largest single shareholder of Petaquilla Copper Ltd. (“Copper”), is pleased to announce that Copper has closed the fifth and final tranche of its non-brokered private placement (the “Private Placement”), issuing a total of 7,204,800 Units at a price of $2.00 per Unit and raising gross proceeds of $14,409,600.

Each Unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of five years from closing, subject to certain accelerated expiry provisions.

The closing date of the fifth and final tranche was July 27, 2007, and all securities issued under the Private Placement are subject to a four-month and a day resale restriction that remains in effect until November 28, 2007.  In connection with the fifth and final tranche, Copper has paid cash commissions and advisory fees of 5% on certain of the proceeds, equal to $491,040.  Copper has also issued 158,640 compensation warrants. Each compensation warrant will be exercisable into a common share at the price of $3.50 per share for a period of five years from closing.

On May 18, 2007, and June 4, 2007, Copper announced the closing of the third and fourth tranches, respectively, of the Private Placement and had stated that cash commissions and compensation warrants had been issued with respect to these tranches.  The corrected amounts for the commission paid are as follows: in connection with the third tranche, Copper paid cash commissions totaling $955,000 and issued 477,500 compensation warrants; in connection with the fourth tranche, Copper paid cash commissions totaling $1,061,120 and issued 530,560 compensation warrants.

In total, Copper has now raised $75,423,318 from the Private Placement of 37,711,659 Units.

The proceeds of the Private Placement will be used for working capital and to advance the Petaquilla Copper Project in Panama.

The Company presently holds 22,189,434 million shares in the capital of Copper.

About Petaquilla Minerals and Petaquilla Copper – Petaquilla Minerals Ltd. (“PTQ”) is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”) pursuant to which PTQ transferred to Copper an indirect 52% equity interest in Minera Petaquilla S.A.  The Plan of Arrangement became effective on October 18, 2006.  Copper is in the process of applying for a listing on a major Canadian Stock Exchange.

Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in the third quarter of 2007.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.